NASDAQ, TSX: NVCN

Neovasc Announces Second Quarter Financial Results

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today reported financial results for the second quarter ended June 30, 2020.

Second Quarter Highlights

  Following a COVID-related slowdown, experienced a sharp rebound in Reducer implants in June, meeting pre-COVID monthly Reducer target
  Confirmed FDA Circulatory Systems Devices Panel Meeting Date of Oct 27, 2020
  Advanced CE Mark approval application for transapical Tiara TA mitral valve under Medical Device Directive
  Conducted further successful animal implants of transfemoral Tiara TF mitral valve replacement system

"Cardiovascular diseases did not take a break during the quarter, and neither did Neovasc.  We continue to pursue the promise of our novel devices to help patients with limited options for treating debilitating angina, and advancing at the forefront of mitral valve replacement technology," said Fred Colen, Chief Executive Officer.  "We continued to focus on the commercialization of the Reducer in the EU, and were pleased to see a sharp rebound of Reducer implants in June following the postponement of many elective surgical procedures.  We believe this speaks directly to Reducer's efficacy in treating refractory angina, and the FDA has scheduled an October panel review of our PMA for Reducer.  We advanced our CE mark application in the European Union for the Tiara TA device, and we completed further implants of the next generation transfemoral/trans-septal Tiara TF device in animals. Importantly, Neovasc successfully cured the Nasdaq minimum market cap breach during the quarter. We again thank our shareholders for their continued support, and believe that we are well-positioned for the future."

Financial results for the second quarter ended June 30, 2020

Revenues in the quarter decreased 35% to $284,047 for the three months ended June 30, 2020, compared to revenues of $439,920 for the same period in 2019 as the Company adapted to the impact of COVID.

The cost of goods sold for the three months ended June 30, 2020 was $74,669 compared to $66,994 for the same period in 2019. The overall gross margin in the quarter was 74%, compared to 85% gross margin for the same period in 2019, primarily due to lower volumes in the quarter.

Total expenses for the three months ended June 30, 2020 were $8,867,748, a year over year increase of 27% from $7,006,157 in the second quarter of 2019.

The operating losses and comprehensive losses for the three months ended June 30, 2020 were $8,658,370 and $12,234,456, respectively, or $0.81 basic and diluted loss per share, as compared with $6,633,231 operating losses and $7,989,849 comprehensive loss, or $1.17 basic and diluted loss per share, for the same period in 2019. The increase of $2,025,139 in operating losses can be explained by the increase in product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer and additional legal expenses to retire the 2017 Notes and issue new 2020 Notes on significantly better terms.

As of August 6, 2020, the Company had 17,613,355 Common Shares issued and outstanding. Our fully diluted share capital as of the same date is 29,104,333.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-888-204-4368

International: 1-856-344-9299

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, the belief that the rebound of Reducer implants speaks directly to Reducer's efficacy in treating refractory angina, the belief that the Company is well-positioned for the future  and the statement regarding the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.